SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



(Mark One)
[ X ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the calendar year ended December 31, 1996 or

[   ]    Transition   report  pursuant  to   Section   15(d)  of the  Securities
         Exchange Act of 1934 for the transition period from ________________ to
         ______________


                           Commission File Number:   33-80504



         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                           The Sharper Image 401k Savings Plan
                           650 Davis Street
                           San Francisco, CA 94111

         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           Sharper Image Corporation
                           650 Davis Street
                           San Francisco, CA 94111

                   THE SHARPER IMAGE

                   401k SAVINGS PLAN




                   Financial  Statements  for the  years  ended
                   December  31,  1996 and  1995,  Supplemental
                   Schedules for the year ended December 31, 1996 and Independent Auditors' Report

THE SHARPER IMAGE

401k SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                          Page
                                                                          ----

INDEPENDENT AUDITORS' REPORT                                                 4


FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits,
         With Fund Information as of December 31, 1996 and 1995            5-6

     Statements of Changes  in Net  Assets  Available  for
         Benefits,  With Fund Information for the years ended
         December 31, 1996 and  1995                                       7-8

     Notes to Financial Statements                                        9-12


SUPPLEMENTAL SCHEDULES:

     Item 27a - Supplemental Schedule of Assets Held
         for Investment Purposes as of December 31, 1996                    13

     Item 27d - Supplemental Schedule of Reportable
         Transactions for year ended December 31, 1996                      14


OTHER INFORMATION:

     Exhibit 23.1 - Independent Auditors' Consent                           16

INDEPENDENT AUDITORS' REPORT

Administrative Committee,
The Sharper Image 401k Savings Plan
San Francisco, California


     We have audited the accompanying statements of net assets available for benefits of The Sharper Image 401k Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplement schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits are presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each funds. These supplemental schedules and fund information are the responsibility of the Plan's management. Such supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 12, 1997

THE SHARPER IMAGE
401k SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1996
----------------------------------------------------------------------------------------------------
                                                           Compass        Compass         Compass
                                            Compass        Capital        Capital         Capital
                                            Capital        Growth          Index          Inter.
                                           Balanced        Equity         Equity        Govt. Bond
                                             Fund           Fund           Fund            Fund
                                          ----------     ----------     ----------      ----------
Investments at Fair Value:
    Fixed-Income Securities               $ 368,136
    Equity Securities                                    $ 488,517    $    255,603
    Government Securities                                                             $    45,267
    Money Market Fund
    Common Stock
    Participant Loans
                                         ----------     ----------    ------------    -----------
    Total Investments at Fair Value         368,136        488,517         255,603         45,267
                                         ----------     ----------    ------------    -----------

Receivables:
    Employee Contributions                    7,744         11,408           7,737          1,211
    Employer Contribution                    15,041         20,239          12,459          3,162
                                         ----------     ----------    ------------    -----------
                                             22,785         31,647          20,196          4,373
                                         ----------     ----------    ------------    -----------

Liabilities-Excess Contributions             (2,765)        (8,116)         (5,310)          (272)
                                         ----------     ----------    ------------    -----------

Net Assets Available for Benefits       $   388,156     $  512,048     $   270,489     $   49,368
                                        ============    ==========     ===========     ==========


                                             Compass
                                             Capital   Sharper Image
                                              Money     Corporation
                                             Market    Common Stock  Participant
                                              Fund         Fund          Loans               Total
                                           ----------  ------------  ------------           -------

Investments at Fair Value:
    Fixed-Income Securities                                                               $   368,136
    Equity Securities                                                                         744,120
    Government Securities                                                                      45,267
    Money Market Fund                      $ 569,953                                          569,953
    Common Stock                                        $  42,558                              42,558
    Participant Loans                                                   $  59,845              59,845
                                           ---------   ----------      ----------           ---------
    Total Investments at Fair Value          569,953       42,558          59,845           1,829,879
                                           ---------   ----------      ----------           ---------

Receivables:
    Employee Contributions                    10,808        1,744                              40,652
    Employer Contribution                     26,356        4,070                              81,372
                                           ---------   ----------      ----------           ---------
                                              37,164        5,814               -             121,979
                                           ---------   ----------      ----------           ---------

Liabilities-Excess Contributions              (1,211)        (451)              -             (18,125)
                                           ---------   ----------      ----------           ---------

Net Assets Available for Benefits         $  605,906 $     47,921      $   59,845          $1,933,733
                                          ========== ============      ==========          ==========

See accompanying notes to financial statements.


THE SHARPER IMAGE
401k SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1995
----------------------------------------------------------------------------------------------------
                                                           Compass        Compass         Compass
                                            Compass        Capital        Capital         Capital
                                            Capital        Growth          Index          Inter.
                                           Balanced        Equity         Equity        Govt. Bond
                                             Fund           Fund           Fund            Fund
                                          ----------     ----------     ----------      ----------

Investments at Fair Value:
    Fixed-Income Securities               $ 200,439
    Equity Securities                                    $ 272,785     $    92,189
    Government Securities                                                             $    31,483
    Money Market Fund
    Common Stock
    Participant Loans
                                        -----------     ----------     -----------    -----------
    Total Investments at Fair Value         200,439        272,785          92,189         31,483
                                        -----------     ----------     -----------    -----------

Receivables:
    Employee Contributions                    6,032          7,912           3,769          1,199
    Employer Contribution                    12,872         16,860           7,744          3,083
                                        -----------     ----------     -----------    -----------
                                             18,904         24,772          11,513          4,282
                                        -----------     ----------     -----------    -----------

Liabilities-Excess Contributions             (2,017)        (2,792)         (2,879)             -
                                        -----------     ----------     -----------    -----------

Net Assets Available for Benefits       $   217,326     $  294,765     $   100,823     $   35,765
                                        ============    ==========     ===========     ==========

                                            Compass
                                            Capital   Sharper Image
                                             Money     Corporation
                                            Market    Common Stock  Participant
                                             Fund         Fund          Loans               Total
                                          ----------  ------------  ------------           -------

Investments at Fair Value:
    Fixed-Income Securities                                                              $   200,439
    Equity Securities                                                                        364,974
    Government Securities                                                                     31,483
    Money Market Fund                     $ 446,943                                          446,943
    Common Stock                                       $  30,495                              30,495
    Participant Loans                                                  $  18,741              18,741
                                          ---------   ----------      ----------           ---------
    Total Investments at Fair Value         446,943       30,495          18,741           1,093,075
                                          ---------   ----------      ----------           ---------

Receivables:
    Employee Contributions                   11,307        1,343                              31,562
    Employer Contribution                    34,806        3,432                              78,797
                                          ---------   ----------      ----------           ---------
                                             46,113        4,775               -             110,359
                                          ---------   ----------      ----------           ---------

Liabilities-Excess Contributions             (3,288)        (661)              -             (11,637)
                                          ---------   ----------      ----------           ---------

Net Assets Available for Benefits        $  489,768 $     34,609      $   18,741          $1,191,797
                                         ========== ============      ==========          ==========


See accompanying notes to financial statements.

THE SHARPER IMAGE
401k SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1996
---------------------------------------------------------------------------------------------------------
                                                                   Compass      Compass        Compass
                                                     Compass       Capital      Capital        Capital
                                                     Capital       Growth        Index         Inter.
                                                    Balanced       Equity       Equity       Govt. Bond
                                                      Fund          Fund         Fund           Fund
                                                   ----------    ----------   ----------     ----------
   ADDITIONS TO NET ASSETS:
      Investment income (loss):
         Net appreciation (depreciation)
           in fair value of investments           $   23,240   $   46,376 $     23,174      $    (475)
         Interest and dividend income                 21,012       24,504       14,108          2,131
                                                  ----------   ----------  -----------     ----------
           Total investment income (loss)             44,252       70,880       37,282          1,656

      Employer contributions                          15,041       20,239       12,459          3,162
      Employee contributions                         134,112      183,088      105,169         23,331
                                                  ----------   ----------  -----------     ----------
           Total additions                           193,405      274,207      154,910         28,149
                                                  ----------   ----------  -----------     ----------

   DEDUCTIONS FROM NET ASSETS:
      Benefits paid to terminated participants       (27,834)     (47,387)     (16,941)        (8,278)
      Administrative expenses (Note 1)
                                                  ----------   ----------  -----------     ----------

           Total deductions                          (27,834)     (47,387)     (16,941)        (8,278)
                                                  ----------   ----------  -----------     ----------

   NET INCREASE (DECREASE)
       BEFORE INTERFUND TRANSFERS                    165,571      226,820      137,969         19,871

   NET INTERFUND TRANSFERS                             5,259       (9,537)      31,697         (6,268)
                                                  ----------   ----------  -----------     ----------

   NET INCREASE                                      170,830      217,283      169,666         13,603

   NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                 217,326      294,765      100,823         35,765
                                                  ----------   ----------  -----------     ----------
   End of year                                    $  388,156   $  512,048   $  270,489      $  49,368
                                                  ==========   ==========  ===========     ==========

                                                      Compass
                                                      Capital       Sharper Image
                                                       Money         Corporation
                                                      Market        Common Stock    Participant
                                                       Fund             Fund           Loans        Total
                                                    ----------      ------------       -----    ---------
   ADDITIONS TO NET ASSETS:
      Investment income (loss):
         Net appreciation (depreciation)
           in fair value of investments                            $   (11,067)                  $  81,248
         Interest and dividend income                 $  28,648             31                      90,434
                                                     ----------      ---------                   ---------
           Total investment income (loss)                28,648        (11,036)                    171,682

      Employer contributions                             26,356          4,070                      81,327
      Employee contributions                            205,682         25,582                     676,964
                                                     ----------      ---------                   ---------
           Total additions                              260,686         18,616                     929,973
                                                     ----------      ---------                   ---------

   DEDUCTIONS FROM NET ASSETS:
      Benefits paid to terminated participants          (64,156)        (2,601)   $  (1,944)      (169,141)
      Administrative expenses (Note 1)                  (18,896)                                   (18,896)
                                                     ----------      ---------   -----------    ----------
           Total deductions                             (83,052)        (2,601)      (1,944)      (188,037)
                                                     ----------      ---------   -----------    ----------

   NET INCREASE (DECREASE)
       BEFORE INTERFUND TRANSFERS                       177,634         16,015       (1,944)       741,936

   NET INTERFUND TRANSFERS                              (61,496)        (2,703)      43,048              -
                                                     ----------      ---------   -----------    ----------

   NET INCREASE                                         116,138         13,312       41,104        741,936

   NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                    489,768         34,609       18,741      1,191,797
                                                     ----------      ---------   -----------    ----------
   End of year                                       $  605,906      $  47,921    $  59,845     $1,933,733
                                                     ==========      =========   ===========    ==========

   See accompanying notes to financial statements.

THE SHARPER IMAGE
401k SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------------------------------
                                                                   Compass      Compass        Compass
                                                     Compass       Capital      Capital        Capital
                                                     Capital       Growth        Index         Inter.
                                                    Balanced       Equity       Equity       Govt. Bond
                                                      Fund          Fund         Fund           Fund
                                                   ----------    ----------   ----------     ----------
   ADDITIONS TO NET ASSETS:
      Investment income (loss):
         Net appreciation (depreciation)
           in fair value of investments           $   24,768   $   39,820  $     2,457     $    1,213
         Interest and dividend income                  6,578        8,707       12,827          1,167
                                                  ----------   ----------   ----------     ----------
           Total investment income (loss)             31,346       48,527       15,284          2,380

      Employer contributions                          12,872       16,860        7,744          3,083
      Employee contributions                         109,860      149,756       54,273         17,997
                                                  ----------   ----------   ----------     ----------
           Total additions                           154,078      215,143       77,301         23,460
                                                  ----------   ----------   ----------     ----------

   DEDUCTIONS FROM NET ASSETS:
      Benefits paid to terminated participants       (11,132)     (27,543)      (6,597)        (1,463)
                                                  ----------   ----------   ----------     ----------
           Total deductions                          (11,132)     (27,543)      (6,597)        (1,463)
                                                  ----------   ----------   ----------     ----------

   NET INCREASE (DECREASE)
       BEFORE INTERFUND TRANSFERS                    142,946      187,600       70,704         21,997

   NET INTERFUND TRANSFERS                            (1,301)      13,872       10,721          2,182
                                                  ----------   ----------   ----------     ----------

   NET INCREASE                                      141,645      201,472       81,425         24,179

   NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                  75,681       93,293       19,398         11,586
                                                  ----------   ----------   ----------     ----------
   End of year                                    $  217,326   $  294,765   $  100,823      $  35,765
                                                  ==========   ==========   ==========      ==========

                                                      Compass
                                                      Capital       Sharper Image
                                                       Money         Corporation
                                                      Market        Common Stock Participant
                                                       Fund             Fund        Loans         Total
                                                    ----------      ------------    -----        ---------
   ADDITIONS TO NET ASSETS:
      Investment income (loss):
         Net appreciation (depreciation)
           in fair value of investments                             $   (2,857)                  $  65,401
         Interest and dividend income             $      21,766             27                      51,072
                                                     ----------      ---------                  ----------
           Total investment income (loss)                21,766         (2,830)                    116,473

      Employer contributions                             34,806          3,432                      78,797
      Employee contributions                            281,726         18,390                     632,002
                                                     ----------      ---------                  ----------
           Total additions                              338,298         18,992                     827,272
                                                     ----------      ---------                  ----------

   DEDUCTIONS FROM NET ASSETS:
      Benefits paid to terminated participants          (70,704)        (2,946)   $  (1,822)      (122,207)
                                                     ----------      ---------    ---------     ----------
           Total deductions                             (70,704)        (2,946)      (1,822)      (122,207)
                                                     ----------      ---------    ---------     ----------

   NET INCREASE (DECREASE)
       BEFORE INTERFUND TRANSFERS                       267,594         16,046       (1,822)       705,065

   NET INTERFUND TRANSFERS                              (50,908)         4,871       20,563              -
                                                     ----------      ---------    ---------     ----------

   NET INCREASE                                         216,686         20,917       18,741        705,065

   NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                    273,082         13,692            -        486,732
                                                     ----------      ---------    ---------     ----------
   End of year                                       $  489,768      $  34,609    $  18,741     $1,191,797
                                                     ==========      =========    =========     ==========

   See accompanying notes to financial statements.

                                       8

THE SHARPER IMAGE
401k SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND  1995
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of The Sharper Image (the "Company") 401k Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General- The Plan was established on April 1, 1994. The Plan is a defined contribution plan covering all employees who have completed one year of service with at least 1,000 hours and are age twenty-one or older. The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions- Participants may contribute 1% to 10% of their annual compensation, plus up to 100% of any employer paid cash bonus, not to exceed the maximum deductible amount of $9,500 for the year ended December 31, 1996 and $9,240 for the year ended December 31, 1995. Participants may also effect rollover distributions to the Plan from other qualified defined benefit or contribution plans. For the year ended December 31, 1996 and 1995 the Company made employer matching contributions equal to 100% of the participants contribution up to a maximum of $250 per participant.

     Participant Accounts- Each participant's account is credited with the participant's contributions, the Company's matching contribution, and allocations of Plan earnings. Forfeited balances of terminated participants' nonvested accounts remain in the Plan and will be applied first to the payment of administrative expenses and then to reduce future Company contributions.

     Vesting- Participants are immediately vested in the contributions they make to the Plan, plus actual earnings thereon. Vesting in the Company's matching contributions, made on their behalf, plus earnings thereon is based on years of service. A participant is 100% vested after five years of credited service.

     Investment Options- Upon enrollment in the Plan, a participant can direct his or her contributions to any of the six investment options:

          Compass  Capital  Balanced  Fund-  Funds are  invested  in equity  and fixed-income senior securities with at least 25% of the portfolios's total assets invested in fixed-income senior securities.

          Compass Capital Growth Equity Fund- Funds are primarily invested in common stock in the middle and higher capitalization ranges (over $1 billion market capitalization at the time of purchase) and growth prospects exceeding that of the general economy. In January 1997, the name of this fund was changed to Compass Capital Large Cap Growth Equity Fund.


          Compass Capital Index Equity Fund- Funds are substantially invested in common stock in the Standard & Poor's 500 Index in approximately the same proportion as they are represented in such Index.

          Compass Capital Intermediate Government Bond Fund- Funds are primarily invested in obligations issued or guaranteed by the United States government, its agencies or instrumentalities and repurchase agreements and collaterized mortgage obligations relating to such obligations.

          Compass Capital Money Market Fund- Funds are invested in short-term, high quality United States dollar denominated instruments.

          Sharper Image Corporation Common Stock Fund- Funds are invested in common stock of the Company.

     Distribution of Benefits - Upon termination of service for any reason, including death, disability or retirement, a participant may receive the value of the participant's vested interest in his or her account as a lump-sum distribution.

     Participant Loans - Participant loans are available to active employees. The loan amount available is 50% of a participant's vested account balance, with a minimum loan of $1,000 and a maximum loan of $50,000. As of December 31, 1996, there were 29 loans outstanding, with interest rates ranging from 9.2% to 10%, and as of December 31, 1995, there were 13 loans outstanding with interest rates ranging from 9.5% to 10%.

     Plan Termination- Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan under the provisions of ERISA.

     Tax Status - The Plan is a standardized prototype cash or deferred profit sharing plan sponsored by PNC Bank, National Association. A favorable determination letter for this standardized prototype was issued by the Internal Revenue Service ("IRS") on April 10, 1990 and a favorable determination letter for the amendment to the standardized prototype was issued by the IRS on February 8, 1993. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Administrative Expenses - Plan administrative expenses are primarily paid through forfeited balances of terminated participants' non-vested portion of the Company's matching contributions.

     Forfeiture Accounts - At December 31, 1996, forfeited non-vested account balances totaled $5,027. These accounts will be used to offset future expenses of the Plan. In addition, during 1996, Plan administrative expenses totaling $18,896 were deducted from these account balances.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are carried at the unpaid principal balance, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits - Benefits are recorded when paid.

     Accounting Estimates - The preparation of financial statements in comformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets at December 31, 1996 and 1995 are separately identified in the following table:

                               December 31, 1996           December 31, 1995
                               -----------------           -----------------
                           Number of                   Number of
                           Shares or       Fair        Shares or          Fair
                           Par Value       Value       Par Value          Value
                           ---------       -----       ---------          -----
     Compass Capital
     ---------------
     Balanced Fund           23,797    $  368,136         14,046    $  200,439
     Growth Equity Fund      33,075       488,517         21,064       272,785
     Index Equity Fund       17,837       255,603          7,363        92,189
     Money Market Fund      493,585       569,953        408,014       446,943

4.   DUE TO PARTICIPANTS WHO HAVE WITHDRAWN

     As of December 31, 1996, net assets available for benefits included $7,900, due to participants who have withdrawn from participation in the Plan. No such amount were outstanding as of December 31, 1995.

 THE SHARPER IMAGE
 401k SAVINGS PLAN


Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

                                                        Number of
                                                        Shares or                   Fair
 Description of Investment                              Par Value      Cost         Value
 -------------------------                              ---------      ----         -----
FIXED INCOME SECURITIES
   Compass Capital Balanced Equity Fund                    23,797   $  328,972   $  368,136

EQUITY SECURITIES
   Compass Capital Growth Equity Fund                      33,075      421,160      488,517
   Compass Capital Index Equity Fund                       17,837      233,247      255,603

GOVERNMENT SECURITIES
   Compass Capital Intermediate Government Bond Fund        4,518       45,005       45,267

MONEY MARKET FUND
   Compass Capital Money Market Fund                      493,585      530,535      569,953

COMMON STOCK
   Sharper Image Corporation Common Stock Fund              6,516       53,772       42,558

PARTICIPANT LOAN
   Twenty nine loans outstanding with interest rates
   ranging from 9.2% to 10%                                59,845       59,845       59,845
                                                                    ----------   ----------

   Total Investments                                                $1,672,536   $1,829,879
                                                                    ==========   ==========

                                       13

THE SHARPER IMAGE
401k SAVINGS PLAN


 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
      YEAR ENDED DECEMBER 31, 1996

Identity of                                                            Purchases                       Sales
Party Involved                                                 Transactions     Price        Transactions    Price       Gain/(Loss)
--------------                                                 ------------   --------       ------------   --------     ----------
Compass Capital Balanced Fund                                        55       $196,579             42       $ 52,123      $  5,327
Compass Capital Growth Equity Fund                                   54        256,722             47         87,366        14,050
Compass Capital Index Equity Fund                                    55        165,730             35         25,490         1,399
Compass Capital Intermediate Government Bond Fund                    41         29,380             31         15,122            94
Compass Capital Money Market Fund                                    69        262,409             75        167,135         9,101
Sharper Image Corporation Common Stock Fund                          33         32,218             30          9,087        (2,607)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                THE SHARPER IMAGE 401k SAVINGS PLAN
                                BY SHARPER IMAGE CORPORATION
                                    PLAN ADMINISTRATOR




Date:     June 26, 1997         by: /s/       Craig P. Womack
     ----------------------        ------------------------------
                                   Craig P. Womack
                                   President, Chief Administrative Officer and
                                   Plan Administrator

                                                                    Exhibit 23.1


INDEPENDENT AUDITORS' CONSENT


     We consent to the incorporation by reference in Registration Statement No. 33-12755 and Registration Statement No. 33-80504 of Sharper Image Corporation on Forms S-8 of our report dated June 12, 1997, appearing in this Annual Report on Form 11-K of The Sharper Image 401k Savings Plan for the year ended December 31, 1996.



June 25, 1997

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                 THE SHARPER IMAGE 401k SAVINGS PLAN
                                 BY SHARPER IMAGE CORPORATION
                                    PLAN ADMINISTRATOR



                                 By____________________________________________
                                    President, Chief Administrative Officer and
                                         Plan Administrator